PARTS iD, INC.

1 Corporate Drive, Suite C

Cranbury, New Jersey 08512

(866) 909-6699

VIA EDGAR

February 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PARTS iD, Inc.
Registration Statement on Form S-1
File No. 333-252567

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PARTS iD, Inc. (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced registration statement (the “Registration Statement”) to February 10, 2021, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please inform our counsel, Faegre Drinker Biddle & Reath LLP, by calling Jonathan R. Zimmerman at (612) 766-8419. The Company hereby authorizes Jonathan Zimmerman of Faegre Drinker Biddle & Reath LLP to orally modify or withdraw this request for acceleration.

Sincerely,

PARTS iD, INC.

By:	/s/ Antonino Ciappina
Antonino Ciappina
Chief Executive Officer

cc: Jonathan R. Zimmerman

Faegre Drinker Biddle & Reath LLP